FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 7, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Letter to the Comision Nacional de Valores informing them of the several legal proceedings of the Company	3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 7, 2003	By:	/s/ Maria Elvira Cosentino
Name: Maria Elvira Cosentino Title: General Manager and Sole Officer

ITEM 1

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, March 4, 2003

Comision Nacional de Valores

Dear Sirs,

I am writing to you in my capacity as the representative for market relations, in relation to the proceedings of “Farallon Telco Argentina LLC vs. Nortel Inversora S.A. and Others s/Nullification of Ordinary Meeting”, “Farallon Telco Argentina LLC vs. Nortel Inversora S.A. and Others s/Nullification of Special Meeting” and “Farallon Telco Argentina LLC vs. Nortel Inversora S.A. and Others in s/Ordinary”.

Regarding these matters, I hereby inform you that as of this date, the plaintiff, in consideration of the explanations offered by the Directors and members of the Supervisory Committee of Nortel, has dropped the actions and the right to pursue such actions in the three cases mentioned above, of which you were duly notified, and has reached a settlement with the Company.

There being no further matters to discuss, I take the opportunity to greet you kindly.

Maria Elvira Cosentino
Responsible for Market Relations

1